

July 31, 2014

<u>Via E-Mail</u>
Daniel J. Luckshire
Executive Vice President and Chief Financial Officer
SIGA Technologies, Inc.
660 Madison Avenue, Suite 1700 10065
New York, NY

> **Re: SIGA Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 10, 2014**
> **File No. 000-23047**

Dear Mr. Luckshire:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business</u>
<u>Lead Product- Arestvyr™, page 2</u>

1. We note that in 2013 you received $109.7 million from BARDA for the delivery of 725,000 courses of Arestvyr™ under the BARDA Contract and that you have deferred all revenue except certain amounts related to BARDA's reimbursement of research and development costs. As disclosed on page 32, the BARDA Contract is a multiple deliverable arrangement and you have not satisfied all obligations necessary to recognize revenue attributable to these delivered courses. Please expand your discussion of the BARDA Contract in the Business section to disclose all material terms. These terms would include all material rights and obligations, including all material deliverables. Discuss the progress made to date towards meeting the obligations necessary for recognition of this revenue. Also disclose the terms of the agreement related to BARDA's obligation to make payments. These would include milestone payments, reimbursements, and any other payment obligations.

Manufacturing, page 3

2. We note that in 2013 you received approximately $109.7 million from BARDA for the delivery of approximately 725,000 courses of Arestvyr™. We also note that you depend on contract manufacturers to provide this product. Please amend your disclosure to identify the manufacturer(s) and disclose the materials terms of your agreement(s) related to the manufacture of Arestvyr™. Please file these agreements as exhibits to your 10-K. Alternatively, please provide your analysis as to why you are not required to file these manufacturing agreements as exhibits to your 10-K.

Intellectual Property and Proprietary Rights, page 6

3. For each material issued patent disclose the type of patent issued and the protection conferred such as composition of matter, method of use, method of manufacturing, etc. Also expand the disclosure to clarify the products or treatments that apply to each of your material issued patents.

Properties, page 27

4. We note that in 2013 you subleased your New York headquarters for $720,000 and leased your research and development facilities in Oregon for $900,000. Please file these material leases as exhibits to the 10-K. Alternatively, please provide your analysis as to why you are not required to file them as exhibits to your 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170, Amy Reischauer at 202-551-3793 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director